Exhibit 12
GMAC LLC

Ratio of Earnings to Fixed Charges

Six months ended June 30, ($ in millions)	2006	2005

Earnings
Consolidated net income	$1,572	$1,544
Provision for income taxes	746	771
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	(24)	6

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	2,294	2,321
Fixed charges	7,450	5,989

Earnings available for fixed charges	9,744	8,310
Fixed charges
Interest, discount, and issuance expense on debt	7,405	5,939
Portion of rentals representative of the interest factor	45	50

Total fixed charges	$7,450	$5,989
Ratio of earnings to fixed charges	1.31	1.39